EXHIBIT I
                                                                       ---------

                                     [LOGO]
                                   Descartes










                               Financial Results
                              For the Fiscal 2003
                              Second Quarter Ended
                                 July 31, 2002
                                   (US GAAP)
The Descartes Systems Group Inc.
120 Randall Drive, Waterloo, Ontario, N2V 1C6 CANADA www.descartes.com

THE DESCARTES SYSTEMS GROUP INC.
FISCAL 2003 SECOND QUARTER REPORT TO SHAREHOLDERS
CHAIRMAN'S MESSAGE

Dear Shareholder,

During the second quarter, Descartes focused on key initiatives to improve financial performance. These initiatives included a corporate restructuring to reduce operating costs, a focused program to improve collections and continued momentum in customer sign-ups.

We are pleased with the results of the quarter and believe that the initiatives that we have undertaken will enable us to better service our customers and more efficiently operate our business.

FINANCIAL OVERVIEW

In the quarter, Descartes' total revenues were $18.0 million. Network-Based Logistics revenues represented $10.6 million, software license revenues were $4.8 million and service revenues were $2.6 million.

The Company reported an adjusted loss of $3.3 million, or 6 cents per basic and diluted share. In the same period last year, the Company reported $19.8 million in revenues and an adjusted loss of $2.7 million, or 5 cents per basic and diluted share. On a US GAAP basis, the Company's loss was $18.5 million, or 35 cents per basic and diluted share this quarter compared to a loss of $19.6 million, or 39 cents per basic and diluted share for the same quarter last year.

During the second quarter, the Company focused on accelerating collections resulting in the collection of $21.2 million, and improving the number of receivables days sales outstanding (DSOs) from 97 to 82 days, before the impact of a special reserve for doubtful accounts of $2.9 million. After the effect of the special reserve for doubtful accounts, DSOs for the Company were 67 days at quarter end.

Descartes, in the second quarter, also focused on the reduction of operating costs. Important initiatives included the closing of certain redundant facilities and related assets, and a streamlining of the global workforce.

QUARTERLY HIGHLIGHTS

The Company completed 105 customer sign-ups with more than 40% of new business coming from existing customers. Up selling satisfied customers continues to be one of our greatest opportunities.

There were 76 sign-ups for Network-Based Logistics in the quarter. Notable customers for Network-Based Applications include Danzas, Maersk Sealand, and Mitsui Japan. Customer sign-ups for Logistics Connectivity included Accent Transportation, Automotive Equipment Services, Keuhne and Nagel, Miller Truck Lines, and SAIA Motor Freight.

There were 29 sign-ups for Logistics Software in the quarter. The Logistics Software business includes Descartes' Routing and Scheduling. solutions. Companies such as Ashley Furniture, Cheil Jedang, LTA Group and Old Dominion expanded their current relationship with Descartes while new customer wins included such companies as Mauritius Breweries, Safety-Kleen and Servera.

Descartes continues its commitment to be at the forefront of technological advancement. In the quarter we introduced two new logistics software products:
Fleetwise MonitorTM and MobileLink: CommerceTM.

Fleetwise Monitor TM is a browser-based application enabling customer service representatives to proactively respond to potential delivery delays. MobileLink:
Commerce TM is a wireless application that allows route drivers to capture signatures for proof-of-delivery, settle payment for goods and print invoices on demand at point-of-delivery.

Thank you for your continued support and we look forward to reporting to you in our next quarter.


/s/ Peter Schwartz
------------------------------

Peter Schwartz
Chairman and Co-Chief Executive Officer
September 2002

THE DESCARTES SYSTEMS GROUP INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
SIX MONTHS ENDED JULY 31, 2002
(US Dollars; US GAAP)

The following discussion and analysis should be read in conjunction with the unaudited Consolidated Financial Statements of The Descartes Systems Group Inc. ("Descartes" or the "Company") for the six months ended July 31, 2002 appearing elsewhere in this Quarterly Report to Shareholders. It should also be read in conjunction with the audited annual Consolidated Financial Statements and the Management's Discussion and Analysis ("MD&A") for the fiscal year ended January 31, 2002 included in the Company's most recent Annual Report to Shareholders. The Company prepares and files its consolidated financial statements and MD&A in United States (US) dollars and in accordance with US Generally Accepted Accounting Principles ("GAAP"). The Company also prepares and files its consolidated financial statements and MD&A in accordance with Canadian Generally Accepted Accounting Principles, in US dollars, which are mailed to all Canadian shareholders and are made available to US shareholders. All dollar amounts are in US currency, unless otherwise indicated.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, the results of operations of the Company in millions of US dollars (except per share and weighted average share amounts):

                              ---------------------------------------------------
                                Three Months Ended             Six Months Ended
                                     July 31,                      July 31,
                                 ----------------            --------------------
                                 2002        2001            2002            2001
                                 ----        ----            ----            ----
Revenues                         18.0        19.8            34.8            43.2
                              ---------------------------------------------------
Cost of Sales                    (7.9)       (6.8)          (15.8)          (13.4)
                              ---------------------------------------------------
Gross Margin                     10.1        13.0            19.0            29.8
                              ---------------------------------------------------
Operating Expenses              (19.3)      (21.2)          (33.6)          (35.3)
                              ---------------------------------------------------
Net Margin                       (9.2)       (8.2)          (14.6)           (5.5)
                              ---------------------------------------------------
Acquisition Related Expenses     (2.5)      (12.6)           (5.0)          (29.3)
                              ---------------------------------------------------
Restructuring Cost               (7.7)         -             (7.2)             -
                              ---------------------------------------------------
Loss from Operations            (19.4)      (20.8)          (26.8)          (34.8)
                              ---------------------------------------------------
Investment Income net of
Interest Expense                  1.0         1.3             1.4             3.1
                              ---------------------------------------------------
Loss before Income Taxes and
Extraordinary Item              (18.4)      (19.5)          (25.4)          (31.7)
                              ---------------------------------------------------
Income Tax Recovery (Expense)    (0.1)       (0.1)            0.4            (0.2)
                              ---------------------------------------------------
Loss before Extraordinary Item  (18.5)      (19.6)          (25.0)          (31.9)
                              ---------------------------------------------------
Extraordinary Item                 -           -              0.4              -
                              ---------------------------------------------------
Loss                            (18.5)      (19.6)          (24.6)          (31.9)
                              ---------------------------------------------------
Loss Per Share before
Extraordinary Item
Basic and Diluted               (0.35)      (0.39)          (0.48)          (0.64)
                              ---------------------------------------------------
Loss Per Share after
Extraordinary Item
Basic and Diluted               (0.35)      (0.39)          (0.47)          (0.64)
                              ---------------------------------------------------
Weighted Average Shares
Outstanding (millions)
Basic and Diluted                52.2        50.2            52.2            49.5
                              ---------------------------------------------------

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The Descartes Systems Group Inc. . Second Quarter ended July 31, 2002          2

For the six months ended July 31, 2002, the Company recorded a loss of $24.6 million, or 47 cents per basic and diluted share, compared with a loss of $31.9 million, or 64 cents per basic and diluted share, recorded for the same period last year. The loss for the current period includes an extraordinary gain of $0.4 million, which resulted from the purchase of $1.5 million principal amount of the Company's convertible debentures in the first quarter. The decline in loss between the two periods is attributable to the cessation of goodwill amortization in accordance with the new business combinations standards adopted February 1, 2002 and the absence of a write-down of long-term investments and write-off of purchased inprocess research and development recorded in the first six months of last year partially offset by an increased loss on the net margin line. The current six-month results also reflect a restructuring cost of $7.2 million. Excluding the goodwill amortization included in the results of last year, the loss for the six months ended July 31, 2001, was $20.1 million, or 41 cents per basic and diluted share.

For the quarter ended July 31, 2002, the loss amounted to $18.5 million, or 35 cents per share, compared with a loss of $19.6 million, or 39 cents per share, in the same quarter last year. The decline in loss between the two quarters is attributable to the cessation of goodwill amortization in accordance with the new business combinations standards adopted February 1, 2002 and the absence of a write-off for purchased in-process research and development recorded in the second quarter of last year. The current quarter results also reflect a restructuring cost of $7.7 million and charge for doubtful accounts of $2.9 million. The same quarter last year included a charge for doubtful accounts of $3.5 million. Excluding the goodwill amortization included in the results of the second quarter last year, the loss for the three months ended July 31, 2001, was $13.4 million, or 27 cents per basic and diluted share.






















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The Descartes Systems Group Inc. . Second Quarter ended July 31, 2002          3

In order to provide an operational comparison of the results for the three and six months ended July 31 of fiscal years 2003 and 2002, respectively, the following table excludes from the Company's US GAAPbased loss the effect of acquisition-related expenses (amortization and write-off of acquired intangibles and long-term investments) and other one-time and non-recurring charges or gains (in millions of US dollars except per share and weighted average share amounts):

----------------------------------------------------------------------------------------
SUPPLEMENTAL
FINANCIAL
INFORMATION
ADJUSTED EARNINGS
(LOSS)                                    Three Months Ended           Six Months Ended
                                               July 31,                    July 31,
                                          ------------------          ------------------
                                          2002          2001          2002          2001
                                          ----          ----          ----          ----
LOSS AS REPORTED
UNDER US GAAP                            (18.5)        (19.6)        (24.6)        (31.9)
                                         -----------------------------------------------
Adjustments:
                                         -----------------------------------------------
Amortization of goodwill (1)               --            6.1           --           11.8
                                         -----------------------------------------------
Amortization of intangibles (1)            2.5           2.0           5.0           3.2
                                         -----------------------------------------------
Write-down of long-term
investments (1)                            --            --            --            9.8
                                         -----------------------------------------------
Purchased in-process research
and development (1)                        --            4.5           --            4.5
                                         -----------------------------------------------
Amortization of deferred
compensation (1)                           0.1           0.8           0.2           0.9
                                         -----------------------------------------------
Restructuring cost (2)                     7.7           --            7.2           --
                                         -----------------------------------------------
Special reserve for doubtful
accounts (2)                               2.9           3.5           2.9           3.5
                                         -----------------------------------------------
Gain on purchase of convertible
debentures (2)                             --            --           (0.4)          --
                                         -----------------------------------------------
Arbitration award and related
costs (2) (3)                              2.0           --            2.0           --
                                         -----------------------------------------------
EARNINGS (LOSS) AS
ADJUSTED (4)                              (3.3)         (2.7)         (7.7)          1.8
                                         -----------------------------------------------
EARNINGS (LOSS) PER
SHARE AS ADJUSTED
Basic and diluted                         (0.06)        (0.05)        (0.15)         0.04
                                         -----------------------------------------------
WEIGHTED AVERAGE
SHARES OUTSTANDING
Basic (millions)                          52.2          50.2          52.2          49.5
Diluted (millions)                        52.2          50.2          52.2          51.0
                                         -----------------------------------------------

Notes:
(1) Earnings (loss) as prescribed by US GAAP have been adjusted by these items as they represent acquisition-related charges which vary substantially from period to period due to the Company's acquisition activities as well as its impairment assessments.
(2) Earnings (loss) as prescribed by US GAAP have been adjusted by these items as they represent one-time and non-recurring charges or gains.
(3) The US GAAP loss includes a one-time arbitration award of $1.2 million payable by the Company. The matter of any legal costs payable is still before the arbitrator for final decision, however, a provision of $2.0 million has been included in general and administrative expense as an estimate of the total potential amount payable relating to this matter inclusive of legal costs.
(4) Adjusted earnings (loss) do not have any standardized meaning prescribed by US GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

The adjusted results for the six months ended July 31, 2002 reflect a loss of $7.7 million, or 15 cents per basic and diluted share, compared with adjusted earnings of $1.8 million, or 4 cents per basic and diluted share, in the six months ended July 31, 2001. The decline resulted primarily from lower revenues. The adjusted results for the quarter ended July 31, 2002 reflect a loss of $3.3 million, or 6 cents per basic and diluted share, compared with an adjusted loss of $2.7 million, or 5 cents per basic and diluted share, in the quarter ended July 31, 2001. The impact of lower revenues was partially offset by a decline in operating expenses.



--------------------------------------------------------------------------------
The Descartes Systems Group Inc. . Second Quarter ended July 31, 2002          4

CRITICAL ACCOUNTING POLICIES

REVENUE RECOGNITION. The Company's most critical accounting policy is the Revenue Recognition Policy. Descartes recognizes revenue in accordance with the American Institute of Certified Public Accountants' Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2") and the US Securities Exchange Commission's Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101").

Descartes' revenues are generated principally from (i) software licenses that grant customers the right to use the Company's software products, (ii) ongoing network usage fees in the form of transactional and monthly subscription fees,
(iii) professional services revenues from a variety of services related to the implementation, training in use and support of the Company's software, including project management, consulting and other services, and (iv) maintenance and other revenues, which include revenues associated with annual software maintenance and support services.

In accordance with SOP 97-2, as amended, revenues derived from multiple element software sale arrangements are recognized in earnings based on the relative fair values of the individual elements. Software license revenues are recognized upon execution of a contract and delivery of software, provided that the license fee is fixed or determinable and no significant production, modification or customization of the software is required and collection is considered probable by management. If the revenue recognition criteria above are not satisfied, amounts received from customers are classified as deferred revenue on the balance sheet until such time as the revenue recognition criteria are met.

Network-related revenues generally consist of fees arising from the customers processing transactions through the Company's Global Logistics Services Network ("GLSN") and are recognized as the transactions occur.

Service revenues are primarily derived from fees for consulting, implementation and training services related to the Company's logistics solutions and are recognized as the services are performed.

Maintenance revenues are normally billed in advance and recorded as deferred revenues. Deferred revenue resulting from maintenance contracts is amortized to earnings ratably over the term of the maintenance period.

GOODWILL AND INTANGIBLE ASSETS. Descartes also considers its accounting policy with respect to goodwill to be of critical importance. Descartes accounts for goodwill in accordance with the Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", which it adopted effective February 1, 2002. SFAS 142, among other things, requires that goodwill no longer be amortized, but instead be tested for impairment at least annually. The Company has designated February 1 as the date for its annual impairment test. Upon adoption of this accounting standard, the Company was required to perform a transitional impairment test of the carrying value of goodwill. Using the valuation methodology selected by the Company, which is based on the market capitalization of Descartes outstanding common shares, the transitional impairment test indicated that the carrying value of goodwill was not impaired.

Should the fair value of the Company's net assets, determined by the Company's market capitalization, be less than the carrying value of its net assets, the Company may have to recognize a goodwill impairment loss at future annual impairment test dates.

--------------------------------------------------------------------------------
The Descartes Systems Group Inc. . Second Quarter ended July 31, 2002          5

REVENUES

The following table provides an analysis of revenues (in millions of US dollars and proportion of total revenues) generated over each of the quarters indicated:

                      Three Months Ended July 31,    Six Months Ended July 31,
                      ---------------------------    -------------------------
                          2002           2001           2002           2001
                          ----           ----           ----           ----
License and
Network                   15.4           16.8           29.8           37.3
                          -------------------------------------------------
Percentage of
Revenues                   85%            85%            86%            86%
                          -------------------------------------------------
Service and
Maintenance                2.6            3.0            5.0            5.9
                          -------------------------------------------------
Percentage of
Revenues                   15%            15%            14%            14%
                          -------------------------------------------------
Total Revenues            18.0           19.8           34.8           43.2
                          -------------------------------------------------

Total revenues of $34.8 million generated in the six-month period ended July 31, 2002 represent a decline of 19% from the same period last year. For the quarter ended July 31, 2002, total revenues were $18.0 million, representing a decline of 9% from the same quarter last year.

LICENSE AND NETWORK. The decline in license and network revenues for the three and six months ended July 31, 2002, is reflective of the general economic slowdown and due to the full transition of the Company's pricing model to a recurring revenue based business model for its network applications. As a result of these two factors, there were not as many significant license transactions in the first six months of fiscal 2003 compared with the previous year. In the six months ended July 31, 2002, revenues from network represented approximately 69% of license and network revenues compared with 45% in the first six months of last year. This increase is directly attributable to a continued shift in the Company's business model towards recurring network-based transactional fees, as well as the acquisition of TranSettlements, Inc. in June 2001 and the purchase of a 70% interest in Tradevision AB in December 2001, both of which generate network-based revenues. For the comparable three and six-month periods in fiscal year 2003 and 2002, license and network revenues as a percentage of total revenues was flat at 85% and 86%, respectively.

SERVICE AND MAINTENANCE. Service and maintenance revenues in the quarter declined to $2.6 million, representing 15% of total revenues, from $3.0 million in the second quarter of fiscal year 2002. For the six months ended July 31, 2002, service and maintenance revenues fell to $5.0 million from $5.9 million in the same period of the previous year. This decrease is primarily due to the continued movement from a predominantly software sale model which requires higher installation and maintenance services toward a network-based business model that is less service intensive. The general economic slowdown also was a contributor to the decline in service and maintenance revenues.

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The Descartes Systems Group Inc. . Second Quarter ended July 31, 2002          6

COST OF SALES

The following table provides an analysis of cost of sales (in millions of US dollars) and gross margins:

                                                   Three Months Ended             Six Months Ended
                                                         July 31,                      July 31,
                                                   -------------------           -------------------
                                                   2002           2001           2002           2001
                                                   ----           ----           ----           ----
License and Network       Revenues                 15.4           16.8           29.8           37.3
                                                   -------------------------------------------------
                          Cost of Sales            (4.9)          (4.0)          (9.8)          (7.9)
                                                   -------------------------------------------------
                          Gross Margin             10.5           12.8           20.0           29.4
                                                   -------------------------------------------------
                          Percentage of Revenues     68%            76%            67%            79%
                                                   -------------------------------------------------
Service and Maintenance   Revenues                  2.6            3.0            5.0            5.9
                                                   -------------------------------------------------
                          Cost of Sales            (3.0)          (2.8)          (6.0)          (5.5)
                                                   -------------------------------------------------
                          Gross Margin             (0.4)           0.2           (1.0)           0.4
                                                   -------------------------------------------------
                          Percentage of Revenues    (12%)            8%           (19%)            8%
                                                   -------------------------------------------------
Total                     Revenues                 18.0           19.8           34.8           43.2
                                                   -------------------------------------------------
                          Cost of Sales            (7.9)          (6.8)         (15.8)         (13.4)
                                                   -------------------------------------------------
                          Gross Margin             10.1           13.0           19.0           29.8
                                                   -------------------------------------------------
                          Percentage of Revenues     56%            66%            55%            69%
                                                   -------------------------------------------------

The Company's gross margin in the first three and six months of fiscal 2003 has decreased from the first three and six months of fiscal 2002 due to the shift in the Company's business model from higher margin license to lower margin network-based revenues.

COST OF LICENSE AND NETWORK SALES. Cost of license and network sales as a percentage of related revenues in the first six months of fiscal 2003 increased to 33% from 21% in the same period last year. The percentage in the second quarter this year as compared to the second quarter last year was 32% versus 24%, respectively. The increase is due mainly to the Company's strategic transition to a network-based revenue model and pricing, which has lower margins than an upfront license fee model. In addition to internal costs, this cost category includes costs related to the sales of third party software such as license fees and royalties. The change in dollar amounts reflects the increased investment in network infrastructure as well as incremental network costs from acquisitions made in the past two fiscal years.

COST OF SERVICE AND MAINTENANCE SALES. Cost of service and maintenance sales consists primarily of salaries and other personnel-related expenses incurred in providing professional service and maintenance work, including consulting and customer support. The service and maintenance margin has decreased from last year due to the Company's ongoing investment in customer installation services and training of network partners with the objective of creating more network traffic. This strategy has resulted in increased network revenues.






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The Descartes Systems Group Inc. . Second Quarter ended July 31, 2002          7

OPERATING EXPENSES

The following table provides an analysis of the Company's operating expenses in millions of US dollars and as a percentage of total revenues over the quarters indicated:
                             -------------------------------------------------
                             Three Months Ended             Six Months Ended
                                   July 31,                      July 31,
                             -------------------           -------------------
                             2002           2001           2002           2001
                             ----           ----           ----           ----
Total Revenues               18.0           19.8           34.8           43.2
                             -------------------------------------------------
Sales and Marketing          10.5           10.5           17.1           17.2
                             -------------------------------------------------
Percentage of Revenues         58%            53%            49%            40%
                             -------------------------------------------------
Research and Development      4.0            7.2            9.8           12.3
                             -------------------------------------------------
Percentage of Revenues         22%            36%            28%            28%
                             -------------------------------------------------
General and Administrative    4.8            3.5            6.7            5.8
                             -------------------------------------------------
Percentage of Revenues         27%            18%            19%            14%
                             -------------------------------------------------
Total Operating Expenses     19.3           21.2           33.6           35.3
                             -------------------------------------------------
Percentage of Revenues        107%           107%            96%            82%
                             -------------------------------------------------

In the first six months of fiscal 2003, total operating expenses, as a percentage of revenues, increased to 96% from 82% in the same period last year. General and administrative expenses for the current six months include an arbitration award and related costs of $2.0 million. Excluding this arbitration award and related costs, general and administrative expenses and total operating expenses as a percentage of revenues would have been 14% and 91%, respectively. Although total operating expenses were reduced on an absolute dollar basis, as a percentage of revenues operating expenses increased as a result of lower revenues in the current six-month period as compared to the same period last year. In order to lower the overall operating expenses, the Company announced on June 19, 2002, that it commenced further restructuring plans in order to align its cost structure with its network revenue model and to streamline its corporate operations. As a result of these restructuring plans, the overall operating expenses in the three months ended July 31, 2002, declined to 96% of revenues (excluding the arbitration award of $2.0 million) compared with 107% in the same quarter last year.

SALES AND MARKETING. Sales and marketing expenses include salaries, commissions and other personnelrelated costs, bad debt expenses, travel expenses, advertising programs and services and other promotional activities associated with selling and marketing the Company's products and services. As a percentage of total revenues, sales and marketing expense increased to 49% for the first six months of fiscal 2003, compared with 40% in the same period last year. A special reserve for doubtful accounts was recorded in both the second quarter of this year and the second quarter of last year in the amount of $2.9 million and $3.5 million, respectively. Excluding this charge, sales and marketing revenue as a percentage of total revenues for the first six months of fiscal 2003 was 41% as compared to 32% in the prior year. This percentage increase was a result of lower revenues due to the full transition of the Company's pricing model to a recurring revenue based business model for its network applications. Sales and marketing expenses for the quarter ended July 31, 2002, remained unchanged from the same quarter last year, however, as a percentage of revenues, such expenses increased to 58% from 53% last year.

RESEARCH AND DEVELOPMENT. Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with the Company's research and product development activities. These costs are accounted for in accordance with the provisions of the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software To Be Sold, Leased, or Otherwise Marketed." The Company considers that technological feasibility has been established once a working model of a product has been produced and tested. To date, development costs incurred between the completion of a working model and the point where the product is released have been insignificant; thus all research and development costs have been charged to the consolidated statement of operations in the period in which they were incurred.

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The Descartes Systems Group Inc. . Second Quarter ended July 31, 2002          8

Research and development costs in both six-month and three-month periods declined from the same periods last year due to the implementation of the August 2001 and June 2002 restructuring plans. As a percentage of revenues, such costs remained flat at 28% for the current six-month period but declined substantially to 22% in the three-month period ended July 31, 2002 compared with 36% the same quarter last year.

GENERAL AND ADMINISTRATIVE. General and administrative expense consists primarily of salaries and other personnel-related costs of administrative personnel, as well as professional fees and other administrative expenses. General and administrative expenses for the current six-month period include an arbitration award of $1.2 million payable by the Company. The matter of any legal costs payable is still before the arbitrator for final decision, however, a provision of $2.0 million has been included in general and administrative expenses as an estimate of the total potential amount payable relating to this matter inclusive of legal costs. Excluding the impact of these costs, general and administrative expense as a percentage of revenues would have been flat at 14% for the comparable six-month periods and decreased from 18% to 16% in the comparable quarters presented. The percentage decline in the current quarter was a result of expense reductions from the restructuring initiatives partially offset by lower revenues.

ACQUISITION-RELATED EXPENSES

In the first six months of fiscal 2003, acquisition-related expenses amounted to $5.0 million compared with $29.3 million in the same period last year. These expenses comprise the amortization of goodwill and intangibles acquired on business combinations, write-down of long-term investments as well as the writeoff of purchased in-process research and development costs. In the second quarter of this year, such expenses amounted to $2.5 million compared with $12.6 million in the second quarter last year. The level of these costs is dependent on the Company's acquisition activities. The decline is attributable to the absence of goodwill amortization in fiscal 2003 in accordance with the new business combination standards, as well as a $9.8 million impairment provision recorded against certain of the Company's longterm investments in the first quarter of fiscal 2002 and a $4.5 million write-off of purchased in-process research and development costs in the second quarter of fiscal 2002.

AMORTIZATION OF GOODWILL. Effective February 1, 2002, the Company adopted the requirements of SFAS No. 142, "Goodwill and Other Intangible Assets", thereby ceasing the amortization of all goodwill acquired in all business combinations. Goodwill amortization during the first six months of fiscal 2002 and the quarter ended July 31, 2001 amounted to $11.8 million and $6.1 million, respectively. SFAS No. 142 replaces the amortization of goodwill with an annual impairment test as well as a transition test for impairment at the date of the adoption of the new standard. Given that the Company operates as one reporting unit, the Company applied the enterprise-wide impairment test for both the transitional test and annual impairment test requirements as of February 1, 2002. Under these tests, as of February 1, 2002, the Company was not required to record any impairment provisions against its goodwill. In accordance with the requirements of SFAS 142, the Company will next apply the annual goodwill impairment test on February 1, 2003.

AMORTIZATION OF INTANGIBLES. Intangible assets include customer agreements and relationships, noncompete covenants, existing technologies and trade names associated with the acquisitions completed by the Company to date. Generally, these assets are amortized on a straight-line basis over a five-year period. For the six months ended July 31, 2002, the amortization of intangibles amounted to $5.0 million compared with $3.2 million recorded in the six months ended July 31, 2001. For the quarter ended July 31, 2002, the amortization of intangibles amounted to $2.5 million compared with $2.0 million recorded in the quarter ended July 31, 2001. The increase was attributable to the acquisitions of the intangible assets (excluding goodwill) of NeoModal.com, L.L.C., valued at $4.2 million, in May 2001; TranSettlements, Inc., valued at $12.7 million, in June 2001; and Centricity, Inc, valued at $9.3 million, in July 2001. As at July 31, 2002, the unamortized amount of intangible assets amounted to $33.0 million compared with $42.8 million at July 31, 2001.


--------------------------------------------------------------------------------
The Descartes Systems Group Inc. . Second Quarter ended July 31, 2002          9

In accordance with the requirements of the new business combination standards, the Company conducted a review of its intangible assets as at February 1, 2002 and concluded that no material change needed to be made to the previously estimated useful lives of those items. These reviews were conducted by an independent consulting firm. Furthermore, under SFAS No. 141, "Business Combinations", the Company reclassified to goodwill the carrying value of its previously identified assembled workforces. As a result of this reclassification, the recorded goodwill as at February 1, 2002 increased by $3.9 million.

WRITE-DOWN OF LONG-TERM INVESTMENT. During the quarter ended April 30, 2001, management conducted a review of the carrying value of the long-term investments acquired in fiscal 2001. As a result, management recorded a provision of $9.8 million against the carrying values of certain long-term investments for impairments considered to be other than temporary. The impairment resulted from the general market conditions for the technology industry and delays in achieving expected cash flow targets by certain of these investees.

PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT. In accordance with US GAAP, portions of purchase price of acquired entities allocated to in-process research and development ("IPR&D") assets are expensed at the time of acquisition. In the second quarter of fiscal 2002, the Company engaged the services of an independent consultant to perform an appraisal of the acquired intangible assets of Centricity. The acquired IPR&D costs of Centricity reflected values assigned to technology, which had not reached a feasible stage as of the acquisition date and, other than its intended use, had no alternative future use. Accordingly, the Company recorded a charge of $4.5 million in the second quarter ended July 31, 2001. The value allocated to IPR&D reflected the present value of the projected revenues likely to be generated upon completion of the projects and the beginnings of commercial sale, the related operating expenses and the cost to complete the project. A discount factor of 20% was applied, which reflected the time value of invested capital as well as the related technological and market risks.

RESTRUCTURING COST

On August 2, 2001, due to the deterioration of global economic conditions, the Company announced its intention to implement a restructuring plan to lower the overall operating cost structure. The restructuring plan included a worldwide workforce reduction and the consolidation of excess office facilities.

The workforce reduction program involved the reduction of 70 positions, or 10% of the Company's workforce, across all business functions and geographic locations. The Company recorded a workforce reduction charge of $2.1 million related to severance and other payroll benefits of which $2.0 million has been paid as of July 31, 2002.

The Company also recorded a restructuring charge of $1.9 million relating to the consolidation of excess office facilities and equipment. The closure or consolidation of office facilities comprised lease termination and noncancellable lease costs as well as the write-off of redundant assets.

The Company expects to complete its August 2001 restructuring plan during fiscal 2003. The activities of the restructuring plan are summarized as follows:

August 2, 2001    Initial       Subsequent   Total  Cumulative Drawdowns     Remaining
 Announcement   Restructuring   Cumulative          --------------------   Provision as
                 Provision         Net                Cash   Non-Cash        at July 31,
                                Revisions                                       2002
----------------------------------------------------------------------------------------
Workforce
Reduction           2,058          43        2,101   (2,021)     -              80
                  -------------------------------------------------------------------
Consolidation of
Excess Facilities
and Equipment       1,926          35        1,961   (1,521)   (59)            381
                  -------------------------------------------------------------------
                    3,984          78        4,062   (3,542)   (59)            461
                  -------------------------------------------------------------------

--------------------------------------------------------------------------------
The Descartes Systems Group Inc. . Second Quarter ended July 31, 2002         10

The cumulative net revisions to the August 2001 restructuring provision include estimates for additional costs of $0.5 million to be incurred for the closure of excess facilities identified under the August 2001 restructuring plans. These additional costs, which were recorded in the quarter ended July 31, 2002, are essentially offset by a $0.5 million reversal of the provision recorded in the quarter ended April 30, 2002 due to a favorable settlement reached with respect to the early termination of a certain redundant office facility in the United States. The consolidation of the remaining excess office facilities, as identified in the August 2001 restructuring plan, will continue in fiscal 2003 and could result in additional charges or reversals.

On June 19, 2002, the Company announced that it had commenced further restructuring plans in order to align its cost structure with its network revenue model and to streamline its corporate operations. The plans included the centralization of certain support functions such as finance, customer care, research and development, and network services primarily in Waterloo, Ontario. The plans also include the consolidation of the Company's network infrastructure and data centre facilities in Ontario and Georgia. These restructuring plans have resulted in a reduction of workforce by approximately 120 employees, or 20% of the total workforce, across all geographic areas within which the Company operates. The reductions were concentrated within the finance, customer care, research and development, and network services functional areas. In conjunction with the above noted centralization plans and workforce reduction, the Company has also identified leased facilities, which are excess to the Company's ongoing space requirements. The termination cost of these leased facilities along with the redundant leasehold improvements, furniture and fixture, and computer equipment are reflected in the restructuring provision. Furthermore, the restructuring provision reflects the cost of consolidation of data centre facilities. The Company has also commenced the development of an exit plan related to the consolidation of its network infrastructure, which has inherent capacity redundancies resulting from the acquisitions completed by the Company in the past three years. Restructuring charges and reserves for the network infrastructure costs will be recorded during the period in which the associated exit plan is approved.

The following provides the components of the June 2002 restructuring provision recorded in the second quarter ended July 31, 2002 and the related cash and non-cash amounts, which were drawn down during the quarter:

-----------------------------------------------------------------------------------------
   June 19, 2002                  Initial     Drawdowns During the Quarter    Remaining
   Announcement                Restructuring      Ended July 31, 2002      Provision as at
                                 Provision    ----------------------------  July 31, 2002
                                                 Cash         Non-Cash
-----------------------------------------------------------------------------------------
Workforce Reduction               2,381          (655)          (90)           1,636
                                 -----------------------------------------------------
Office Closure Costs              3,399        (1,417)         (182)           1,800
                                 -----------------------------------------------------
Redundant Assets                    839          -             (839)            -
                                 -----------------------------------------------------
Data Centre
Consolidations                      550          (260)         -                 290
                                 -----------------------------------------------------
                                  7,169        (2,332)       (1,111)           3,726
                                 -----------------------------------------------------

The June 2002 restructuring provision shown above does not include certain office closure costs, which will be recorded as restructuring charges as and when incurred.

INVESTMENT INCOME NET OF INTEREST EXPENSE

Investment income net of interest expense amounted to $1.4 million in the first six months of fiscal 2003 compared with $3.1 million in the same period last year. For the second quarter, investment income net of interest expense decreased to $1.0 million compared with $1.3 million in the same quarter last year. The decline is attributable to lower investment yields as well as balances offset partially by a gain of $0.5 million from the sale of securities recorded primarily in the second quarter of this year.

--------------------------------------------------------------------------------
The Descartes Systems Group Inc. . Second Quarter ended July 31, 2002         11

CURRENT INCOME TAXES

For the six months ended July 31, 2002, the Company has recorded income tax recoveries of $0.4 million compared with income tax expenses of $0.2 million in the same period last year. Recently approved tax legislation in the United States extended the net operating loss carry-back period from two years to five years. As a result, the Company was able to carry back available US losses for one of its US subsidiaries in order to recover taxes paid in prior years for that subsidiary. Income tax expenses for the quarter ended July 31, 2002 were $0.1 million, unchanged from the same quarter last year.

LIQUIDITY AND CAPITAL RESOURCES

With $187.0 million in cash, short-term deposits, short and long-term investments in corporate bonds, a $1.3 million surplus of non-cash working capital and $5.2 million in unutilized lines of credit, the Company has sufficient liquidity to meet its operating requirements and to finance its growth strategies through internal product developments and market expansions as well as through acquisitions.

CASH USED IN OPERATING ACTIVITIES. In the first six months of fiscal 2003, cash used in operations of $10.5 million was partially offset by a $1.4 million reduction in working capital. In the first six months of fiscal 2002, a positive cash contribution of $3.6 million from operations was offset by working capital requirements of $9.4 million. In the quarter ended July 31, 2002, cash used in operations of $7.3 million was essentially offset by a reduction in working capital due to improved collection of trade receivables. In the same period last year, $5.7 million was used in operating activities including $3.9 million in working capital requirements.

ADDITIONS TO CAPITAL ASSETS. The purchase of capital assets represents investments that the Company has made in computing equipment and software to support its global operations and the building of a global infrastructure to integrate previous acquisitions.

PURCHASE OF LONG-TERM INVESTMENTS. In November 2000, in connection with the acquisition of TraffiCop Inc., the Company made a commitment to invest $3.0 million in two companies that were spun off from TraffiCop, $1.8 million of which was invested in the first quarter of fiscal 2002.

--------------------------------------------------------------------------------
The Descartes Systems Group Inc. . Second Quarter ended July 31, 2002         12

ACQUISITION OF SUBSIDIARIES. The acquisition of subsidiaries represents the purchase price and costs related to acquired companies. In the first six months of fiscal 2003 the Company incurred costs related to the acquisition of Tradevision AB. In the corresponding six-month period last year the Company's acquisition costs pertained to NeoModal.com, L.L.C., TranSettlements, Inc., and Centricity, Inc.

PURCHASE OF CONVERTIBLE DEBENTURES. In March 2002, pursuant to a normal course issuer bid, the Company purchased for cancellation $1.5 million principal amount of its convertible debentures. The debentures were purchased for $1.1 million resulting in an extraordinary gain of $0.4 million.

ISSUANCE OF COMMON SHARES. Proceeds from the issuance of common shares in the six-month periods ended July 31, 2002 and July 31, 2001 represent the exercise of stock options.

NET CHANGE IN CASH, CASH EQUIVALENTS AND MARKETABLE DEBT SECURITIES. Marketable debt securities represent cash invested in highly liquid investment-grade corporate bonds and commercial paper which are carried at amortized cost and are intended to be held to maturity. Debt securities with maturities in excess of 12 months from the balance sheet date are classified as long-term, maturities between three and 12 months are classified as short-term, and maturities of less than three months are included in cash equivalents.

The credit rating and term to maturity of investments in marketable debt securities are governed by the Company's Investment Policy Guidelines as approved by the Board of Directors. Generally the longer the term to maturity (which is limited to three years) and the higher the level of investment in a single corporation or a group of related corporations (which is limited to $25 million), the higher would be the required minimum credit rating.

As at July 31, 2002, 40% of the total cash and investment portfolio was in interest-bearing cash deposits, 36% was in corporate bonds that have terms to maturity of less than one year, 19% between one to two years and 5% between two to three years. The amount of interest bearing cash deposits were significantly higher than the previous quarter (11%) and the end of fiscal 2002 (6%) due to the Company's anticipated purchase for cancellation of convertible debentures.

--------------------------------------------------------------------------------
The Descartes Systems Group Inc. . Second Quarter ended July 31, 2002         13

RISK FACTORS

Certain statements made in this report by the Company, including statements relating to the Company's expectations concerning future revenues and earnings, market opportunity and the sufficiency of capital to meet working capital and capital expenditure requirements, constitute forward-looking statements, and are subject to risks and uncertainties that may cause future results to differ materially from those expected. Factors that may cause such differences include, but are not limited to, the factors discussed below. If any of the following risks actually occur, they could materially adversely affect the Company's business, its financial condition or results of operations. In that case, the trading price of the Company's common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Descartes does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based.

ANTICIPATED CONTINUING LOSSES; UNCERTAINTY OF FUTURE OPERATING RESULTS. The Company has incurred losses in the current quarter as well as in other prior fiscal quarters and there can be no assurance that the Company will achieve or sustain profitability in the future. As at July 31, 2002, the Company had an accumulated deficit of $203.3 million. The limited operating history of the Company as a public company and its dependence on an emerging market characterized by rapid technological change makes the prediction of future results of operations difficult or impossible. The Company and its prospects must be considered in light of the risks, costs and difficulties frequently encountered by emerging companies, particularly companies in the competitive network services and software industry. The Company must achieve substantial revenue growth in order to become profitable. There can be no assurance that the Company can generate substantial revenue growth on a quarterly or annual basis, or that any revenue growth that is achieved can be sustained. Revenue growth that the Company has achieved or may achieve may not be indicative of future operating results. In addition, the Company has increased, and may increase further, its operating expenses in order to fund higher levels of research and development, increase its sales and marketing efforts, develop new distribution channels, broaden its customer support capabilities and expand its administrative resources in anticipation of future growth. To the extent that increases in such expenses precede or are not subsequently followed by increased revenues, the Company's business, results of operations and financial condition would be materially adversely affected.

SIGNIFICANT FLUCTUATIONS OF QUARTERLY OPERATING RESULTS. The Company's revenue and results of operations have fluctuated significantly on a quarterly basis in the past and will likely continue to fluctuate significantly on a quarterly basis in the future as a result of a number of factors, many of which are outside the Company's control. The purchase of the Company's products generally involves a significant commitment of funds by customers. Accordingly, the sales cycle associated with the purchase of the Company's products varies substantially and is subject to a number of significant risks. These include customers' budgetary constraints, timing of budget cycles and concerns about the pricing or introduction of new products by the Company or its competitors. The Company has historically derived a material portion of its software license revenues from relatively large sales, but anticipates generating a greater portion of its future revenues from subscription and network fees and services related to developing, marketing, implementing and supporting network-based solutions for logistics. Accordingly, the Company believes that period-to-period comparisons are not necessarily meaningful and should not be relied upon as indications of future performance. Other factors affecting the Company's revenues and results of operations include, but are not limited to: the demand for the Company's products; the size, timing and duration of individual license transactions; the delay or deferral in customer implementations; the number, timing and significance of new product announcements by the Company and its competitors; the ability of the Company to develop, introduce, market or ship new and enhanced versions of the Company's products on a timely basis; the level of product and price competition; changes in operating expenses; changes in the mix of products and services sold; changes in average selling prices; sales personnel changes; the mix of direct and indirect sales; product returns; retention of customers; integration of recent and potential acquisitions; interest and exchange rate fluctuations; and general economic factors. Accordingly, estimates of the Company's results prior to the end of a quarter may be uncertain. The Company's operating expenses are based on anticipated revenue levels in the short-term and are relatively fixed and incurred

--------------------------------------------------------------------------------
The Descartes Systems Group Inc. . Second Quarter ended July 31, 2002         14
throughout the quarter. As a result, if the revenues are not realized as expected in the quarter, the Company's operating results could be materially adversely affected. In addition, the Company may reduce prices or accelerate its investment in research and development efforts in response to competition or to pursue new market opportunities. Any one of these activities may further limit the Company's ability to adjust spending in response to fluctuations in revenue levels. Due to all of the foregoing factors, the Company believes that its quarterly operating results are likely to vary significantly in the future.

GLOBAL ECONOMIC AND POLITICAL CONDITIONS. The Company's operating results may vary significantly based upon the impact of changes in global economic and political conditions on its customers. The unpredictability of future military action and other responses associated with a global war on terrorism has resulted in economic uncertainty which could negatively impact consumer and business confidence in the near term. This economic uncertainty has the potential to have a material and adverse effect on the Company. The revenue growth and profitability of Descartes' business depends on the overall demand for network-based solutions, and computer software and services, particularly in the areas in which it competes. Because the Company's sales are primarily to major corporate customers whose businesses fluctuate with general economic and business conditions, a softening of demand for network-based solutions and computer software and services caused by an uncertain economic environment may result in decreased revenues and lower growth rates. Customers may defer or reconsider purchasing products if they continue to experience a lack of growth in their business or if the general economy continues to deteriorate. In addition to slowing demand for network-based solutions and products, economic slowdown could potentially adversely impact trade volume and transactions from existing customers on the Company's Global Logistics Services Network ("GLSN").

VOLATILITY OF SHARE PRICES. The market price for the Company's common shares has been and may continue to be subject to wide fluctuations in response to quarter-to-quarter variations in the Company's operating results and the operating results of the Company's competitors and alliance partners, the gain or loss of significant contracts, announcements of technological developments or new products by the Company and its competitors, changes in income estimates by securities analysts and market conditions in the industry, as well as general economic conditions, among other factors. In addition, stock markets have experienced volatility, particularly in the technology and emerging growth sectors, that has affected the market prices for many companies' shares and that often has been unrelated to the operating performance of such companies. This volatility may harm the market price of the Company's common shares. Moreover, the failure of the market price of the Company's common shares to recover from its recent declines may increase the possibility that the Company will be treated as a "passive foreign investment company" for U.S. federal income tax purposes, may increase the likelihood and magnitude of an intangible asset impairment charge, and may adversely affect the Company and its financial condition.

TREATMENT OF THE COMPANY AS A "PASSIVE FOREIGN INVESTMENT COMPANY". In light of recent declines in the Company's stock price, there is a substantial possibility that the Company may be classified as a "passive foreign investment company" ("PFIC") for its current taxable year which will end January 31, 2003. In addition, further changes in the Company's stock price, changes in the nature and magnitude of the Company's income or assets, changes in the levels of cash or other potentially passive assets, changes in the level of the Company's indebtedness, and other factors may affect the likelihood of PFIC status in the current taxable year or other years. If the Company is deemed to be a PFIC, US Holders (as defined below) who are shareholders or holders of certain other equity interests of the Company may be subject to the application of rules governing PFICs, the implications of which are discussed below. There can be no assurance that the Company will not be classified as a PFIC for any taxable year, however the Company does not believe that it was a PFIC for its taxable year ended January 31, 2002. The Company has not assumed, and does not assume, any obligation to make timely disclosure with respect to its PFIC status.

The following general summary describes certain United States federal income tax considerations generally applicable to US Holders (as defined below) who are shareholders or holders of certain other equity interests (for example, stock options, warrants or convertible debt instruments) of the Company if the Company is classified as a PFIC for any period of time during the US Holder's holding period of Company stock or other equity interests. This summary is based on the US Internal Revenue Code of 1986, as amended (the "Code"), US Treasury regulations, administrative rulings, and court decisions, all as in effect

--------------------------------------------------------------------------------
The Descartes Systems Group Inc. . Second Quarter ended July 31, 2002 15 as of the date hereof and all of which are subject to differing interpretations and/or change at any time (possibly with retroactive effect).

This summary does not address any US federal income tax considerations other than those considerations specifically described below that are related to holdings of stock and other equity interests in a PFIC. In addition, this summary does not address particular PFIC or other tax considerations applicable to US Holders that are subject to special treatment under US federal income tax law (including, for example, financial institutions, dealers in securities or currencies, traders that mark to market, US Holders that hold their stock or other equity interests as part of a hedge, straddle or conversion transaction, insurance companies, tax-exempt entities, US Holders that have owned or are deemed to have owned 10% or more of the total combined voting power of all classes of stock of the Company at any time, and US Holders that do not hold their stock or other equity interests as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Code).

In addition, this summary does not discuss any aspect of US state and local tax laws or non-US tax laws that may be applicable to any US Holder, or any US federal tax considerations other than the US federal income tax considerations related to PFICs that are described below.

THIS SUMMARY IS OF A GENERAL NATURE ONLY. IT IS NOT INTENDED TO CONSTITUTE, AND SHOULD NOT BE CONSTRUED TO CONSTITUTE, LEGAL OR TAX ADVICE TO ANY PARTICULAR US HOLDER. US HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES IN THEIR PARTICULAR CIRCUMSTANCES.

A "US Holder" is a holder of stock or other equity interests that is:

o an individual who is a citizen or resident of the United States for federal income tax purposes;
o a corporation (or other entity taxed as a corporation) created or organized under the laws of the United States or a political subdivision thereof;
o an estate the income of which (other than income that is effectively connected with a US trade or business) is subject to US federal income taxation regardless of source; or
o a trust if (a) a US court is able to exercise primary supervision over the trust's administration, and (b) one or more US persons, as defined under
     Section 7701(a)(30) of the Code, have authority to control all of the trust's substantial decisions.

The tax treatment of a partner in a partnership may depend on both the partnership's and the partner's status. Partnerships that are holders of stock or other equity interests of the Company, and persons holding beneficial interests in stock or other equity interests of the Company through a partnership, are urged to consult their own tax advisors.

CERTAIN PFIC CONSIDERATIONS APPLICABLE TO US HOLDERS OF THE COMPANY'S STOCK OR OTHER EQUITY INTERESTS. The rules governing PFICs can have significant tax effects on US persons who are stockholders or are treated as owning stock or other equity interests (including options, warrants and convertible debt instruments) in the Company. Some, but not all, of the potential consequences under the PFIC rules are summarized in general terms below, and US Holders should consult their tax advisors in order to consider these and other consequences in their particular circumstances under the PFIC rules.

A foreign corporation such as the Company generally is classified as a PFIC if, for any taxable year, either:

o 75% or more of its gross income constitutes "passive income" (generally, interest, dividends, and certain types of gains, rents, and royalties) (the "Income Test"), or

o the "average percentage of assets . . . held by such corporation during the taxable year" which constitute "passive assets" (generally, assets that produce passive income or are held for the production of such income) is at least 50% (the "Assets Test").

--------------------------------------------------------------------------------
The Descartes Systems Group Inc. . Second Quarter ended July 31, 2002         16

Under the PFIC rules (including proposed regulations), a penalty tax may be imposed on any US person who is treated as owning PFIC stock (including certain other equity interests such as stock options, warrants and convertible debt instruments) when that person receives an "excess distribution" with respect to such PFIC stock or other equity interest or when such person disposes of such PFIC stock or other equity interest at a gain. In general, the penalty tax is equivalent to US federal income tax imposed at ordinary income tax rates and calculated as if any gain on that sale were realized (or the excess distribution were made) ratably over the holding period of the PFIC stock or other equity interest (with the tax attributable to prior years calculated as if the maximum ordinary income tax rates during such years were applicable), plus an interest charge imposed with respect to those taxes deemed to be attributable to prior years.

In addition, if the Company is classified as a PFIC, the tax basis in shares of the Company's stock that was acquired from a decedent who was a US Holder generally would not receive a "step-up" to fair market value as of the date of the decedent's death but would instead be equal to the decedent's basis, if lower. Further, a US Holder would be subject to special rules which may limit such US Holder's ability to exchange the Company's stock for stock of an acquiring corporation on a tax-deferred basis under the reorganization rules of the Code, and many other non-recognition provisions of the Code may not apply to transfers of the Company's shares.

Under proposed Treasury regulations, US persons owning certain equity interests in a PFIC (including stock options, warrants and convertible debt instruments that may be exercised or exchanged for stock of a PFIC) are treated for certain purposes as owning stock of a PFIC ("PFIC equity interests"). The application of the PFIC rules to a US person that is treated as owning PFIC stock by virtue of such US person's owning a PFIC equity interest is unclear in many respects, and the US Internal Revenue Service ("IRS") has provided only limited guidance at this point.

Stock or other PFIC equity interests of the Company held by a US Holder will be treated as stock in a PFIC if the Company is a PFIC for any taxable year during any part of which the US Holder held such stock or other equity interests. Determining whether a foreign corporation is a PFIC under either the Income Test or the Assets Test generally requires an annual factual determination of its proportions of passive income and passive assets in relation to its total income and assets, respectively, under the PFIC rules. A determination of the Company's PFIC status will depend upon the nature and sources of the Company's income and the relative values of the Company's passive assets, such as cash, and of its non-passive assets, including goodwill related to its non-passive assets, during the year. The IRS has indicated in an IRS Notice that in applying the Assets Test it will take the position that "the average value of the assets for the taxable year of the foreign corporation will be the average of the fair market values of the assets determined as of the end of each quarterly period" during such taxable year. There is legislative history indicating that, in applying the PFIC rules, "it is intended that the total value of a publicly-traded foreign corporation's assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities." Assuming the use of this method in applying the PFIC rules with respect to the Company, the total value of the Company's assets for purposes of determining its PFIC status would be largely a function of the trading price of its shares, and thus subject to significant change during each year.

CERTAIN PFIC ELECTIONS AVAILABLE UNDER CERTAIN CONDITIONS TO US STOCKHOLDERS. If the Company were classified as a PFIC, a US person actually owning stock in the Company could, subject to certain conditions, elect to treat such stock as stock in a "qualified electing fund" (a "QEF Election"), in which case such stockholder would be required to include in current US taxable income a proportionate share of the Company's earnings and profits in years in which the Company is classified as a PFIC, but under certain conditions any gain subsequently recognized upon the sale of Company stock by such US stockholder generally may be taxed as capital gain. The QEF election generally is made on a shareholderby- shareholder basis for a shareholder's first taxable year in which the Company becomes a PFIC, provided that the Company complies with specified reporting requirements, and generally can be revoked only with the consent of the IRS. Alternatively, a US stockholder of the Company could make an election (a "Markto- Market Election") pursuant to which such stockholder would recognize an amount of ordinary income or loss each year in an amount equal to the difference between the fair market value of such stockholder's shares in the Company and such stockholder's adjusted tax basis therein. Losses would be allowed only to the extent of income, net of losses, previously recognized pursuant to the Mark-to-Market Election. A

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The Descartes Systems Group Inc. . Second Quarter ended July 31, 2002         17

Mark-to-Market Election will not provide for an increase in the tax basis of the Company's shares to fair market value on the date of a US Holder's death. The Company does not undertake to provide stockholders with any information or comply with any specified reporting requirements necessary to make a QEF Election or Mark-to-Market Election. US Holders should consult with their own tax advisors regarding the availability, consequences, advisability, and manner of making either the QEF Election or the Mark-to- Market Election if the Company is treated as a PFIC, including the availability and timing of elections in the case of holders of PFIC equity interests.

IN VIEW OF THE COMPLEXITY OF THE PFIC RULES AND THE LIMITED EXTENT OF IRS GUIDANCE AS TO THEIR POTENTIAL APPLICATION IN MANY RESPECTS, US HOLDERS WHO OWN OR MAY BE TREATED AS OWNING STOCK OR OTHER EQUITY INTERESTS IN THE COMPANY SHOULD CONSULT WITH AND RELY SOLELY UPON THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE PFIC RULES IN THEIR PARTICULAR CIRCUMSTANCES. IN ADDITION, ALL US PERSONS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING ALL US FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSIDERATIONS WITH RESPECT TO INVESTMENTS IN STOCK OR OTHER EQUITY INTERESTS OF THE COMPANY.

RISKS ASSOCIATED WITH RESTRUCTURING PLANS. The Company's restructuring and other strategic initiatives may not achieve the desired results and could result in business distractions that could harm the business. The Company continued to implement its August 2001 restructuring plan in the second quarter of fiscal 2003 and due to the continued global economic downturn, announced further restructuring plans on June 19, 2002. The Company continues its efforts to streamline operations, improve efficiency and align its cost structure with its network-based revenue model in order to meet its business and profitability objectives. The objective of the restructuring plans is to reduce the Company's cost structure and generate greater operating efficiencies. The Company has also implemented other strategic initiatives designed to strengthen the operations. These plans involve, among other things, reductions in the workforce and consolidation of facilities, improved alignment of the organization around business objectives, and realignment of the sales force. The workforce reductions could temporarily negatively impact the remaining employees, including those directly responsible for sales. Further, the failure to retain and effectively manage remaining employees could increase costs, hurt development and sales efforts, and impact the quality of customer service. As a result, these changes might affect the Company's ability to close revenue transactions with customers and prospects and therefore negatively affect future revenues. Failure to achieve the desired results of the Company's strategic initiatives could harm the Company's business, results of operations and financial condition.

LENGTHY SALES AND IMPLEMENTATION CYCLE. The sale and implementation of the Company's products generally involves a significant commitment of resources by prospective customers. The Company expects that the implementation of the Company's products will become more complex as logistics management solutions are used to manage larger and more geographically dispersed installations. As a result, the Company's sales process is often subject to delays associated with lengthy approval processes required for significant capital and operational expenditures. For these and other reasons, the sales cycle associated with the license of the Company's products varies substantially from customer to customer and typically lasts between three and 12 months, during which time the Company may devote significant time and resources to a prospective customer, including costs associated with multiple site visits, product demonstrations and feasibility studies, and experience a number of significant delays over which the Company has little or no control. Any significant or ongoing failure by the Company to ultimately achieve such sales could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, following sales, the implementation period typically lasts three to six months for customer training and integration with the customer's other existing systems, but could extend as long as nine months in certain complex situations. Implementation often involves the activation of trading partners of the Company's customers to the GLSN, resulting in the potential for prolonged implementation cycles and deferred network revenue fees. The Company may provide such post-delivery implementation services pursuant to a separate service agreement. A successful implementation program requires a close working relationship among the Company, the customer and, generally, third party consultants and system integrators who assist in the process. There can be no assurance that delays or difficulties in the implementation process for any given customer will not have a material adverse effect on the Company's business, results of operations and financial condition.

--------------------------------------------------------------------------------
The Descartes Systems Group Inc. . Second Quarter ended July 31, 2002         18

MARKET ACCEPTANCE OF DESCARTES' SOLUTIONS IN AN EMERGING MARKET. The Company currently derives substantially all of its revenues from its logistics solutions. The Company expects to generate a significant portion of its future revenues from these solutions, which include network-based services and software products. Broad market acceptance of these products and network-based services is therefore critical to the Company's future success. If this business strategy is flawed, or if the Company is unable to execute it effectively, the business, operating results and financial condition could be substantially harmed. Furthermore, the market for these solutions for network-based logistics is still emerging. Adoption of network-based logistics solutions, particularly by those individuals and enterprises that have historically relied upon traditional means of commerce and communication, will require a broad acceptance of new and substantially different methods of conducting business and exchanging information. These products and services are often complex and involve a new approach to the conduct of business, and, as a result, the Company has spent, and intends to continue to spend, considerable resources educating potential customers generally about solutions for logistics management and specifically about the Company's products and services in order to generate demand. There can be no assurance, however, that such expenditures will enable the Company to maintain its current level of market acceptance or to achieve any additional degree of market acceptance. If the market for network-based solutions for logistics management fails to grow or grows more slowly than the Company currently anticipates, the Company's business, results of operations and financial condition could be materially adversely affected. Furthermore, any factor adversely affecting market acceptance of the Company's products and services, including the availability and price of competing products and technologies as well as the success of the sales efforts of the Company, could have a material adverse effect on the Company's business, results of operations and financial condition.

RISK ASSOCIATED WITH ACCEPTANCE OF PRICING MODELS FOR LOGISTICS MANAGEMENT SOLUTIONS MARKET. The methods of licensing logistics management software and associated licensing fees increasingly reflect a departure from the traditional perpetual license and associated one-time license fees characteristic of the enterprise application and consumer software markets. Examples of pricing models adopted in the logistics management market include charging a fee for a subscription, access fees to content, application service provider fees and transaction-based fees. The Company has increasingly adopted and evolved pricing models for its network-based services. To the extent that the Company's pricing models have evolved or may continue to evolve, its future revenue will be dependent on customer acceptance of these pricing models. Failure to achieve customer acceptance of these models may have a material adverse effect on the business, results of operations and financial condition of the Company. Under the new pricing model for network-based services, the upfront license fees are eliminated and replaced by recurring fees over the term of the contract. It is possible that the Company's network-related revenues from new customers could be adversely affected over the initial phase of the implementation of this new pricing model. Furthermore, there are no assurances that under the new pricing model the Company's revenues will recover as anticipated subsequent to the initial phase of the implementation of this pricing model. Additionally, there are no assurances that the new pricing model for network-based services will be acceptable to all new customers as an attractive alternative to the previous pricing model, which included an element of upfront license fees.

DEPENDENCE ON INCREASING USE OF THE INTERNET AND THE GROWTH OF THE LOGISTICS MANAGEMENT SOLUTIONS MARKET. Certain Descartes solutions use the Internet as a platform for inter-enterprise communication or computing. In addition, Descartes' customers may use Descartes' solutions in connection with electronic commerce. Rapid growth in the use of the Internet is a recent phenomenon. As a result, acceptance and use may not continue to develop at historical rates and a sufficiently broad base of business customers may not adopt regulations covering issues such as user privacy, pricing, taxation, content and quality of products and services. It is possible that legislation could expose companies involved in electronic commerce to liability, which could limit the growth of electronic commerce generally. Legislation could dampen the growth in Internet usage and decrease its acceptance as a communications and commercial medium. Failure of the Internet and electronic commerce to grow as anticipated may have a material adverse effect on the business, results of operations and financial condition of the Company. A significant barrier to electronic commerce and communications is the secure transmission of confidential information over public networks. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could result in compromises or breaches of security systems used in connection

--------------------------------------------------------------------------------
The Descartes Systems Group Inc. . Second Quarter ended July 31, 2002         19
with Descartes' products or services, resulting in the loss of confidentiality. If any well-publicized compromise of security were to occur, it could have the effect of substantially reducing the use of the Internet for commerce and communications.

RISKS ASSOCIATED WITH ACQUISITIONS. In the past three years, the Company has completed six acquisitions and has taken a majority position in one and minority positions in five other companies. Acquisitions involve a number of particular risks, some or all of which could have a material adverse effect on the Company's business, results of operations and financial condition. These particular risks include diversion of management's attention; failure to successfully integrate acquired personnel, information systems and operations of the acquired business; failure to retain key acquired personnel; and unanticipated events or circumstances and legal liabilities. While the Company believes that it has successfully integrated the businesses acquired by it to date, there can be no assurance that the Company will not encounter unanticipated difficulties in integrating the operations and products of these acquisitions or that the benefits from any acquisition will be realized. In addition, the Company may in the future engage in selective acquisitions of other businesses that are complementary to those of the Company, including other providers of supply chain solutions or technology or distribution channels. There can be no assurance that the Company will be able to identify additional suitable acquisition candidates available for sale at reasonable prices, consummate any acquisition or successfully integrate any acquired business into the Company's operations. If the Company were to proceed with one or more significant future acquisitions in which the consideration consisted of cash, a substantial portion of the Company's available cash could be used to consummate the acquisitions. If the Company were to consummate one or more significant acquisitions in which the consideration consisted of shares, shareholders of the Company could suffer dilution of their interests in the Company. Most of the businesses that might become attractive acquisition candidates for the Company are likely to have significant intangible assets, and acquisition of these businesses would typically result in amortization charges related to intangible assets other than goodwill, reducing future earnings or increasing future losses. In addition, such acquisitions could involve acquisition-related charges, such as one-time acquired research and development charges. The Company reviews its long-term investments at least annually for other-than-temporary impairment. The reviews conducted in the first quarter of fiscal 2002 resulted in substantial write-downs of these investments. The magnitude and timing of acquisition related charges and any further impairment of long-term investments would affect the Company's results of operations and financial condition.

STRATEGIC RELATIONSHIPS. The Company has established strategic reselling and hosting relationships with some outside companies. These companies are entitled to resell and/or host the Company's products and/or services to their customers. These relationships are new and this strategy is unproven. Descartes cannot be assured that any of these companies or those it may contract with in the future will be able to resell the Company's products and services to an adequate number of customers. In addition, some of the current and potential strategic partners are either actual or potential competitors, which may impair the viability of these relationships. Furthermore, some of these relationships have failed to meet expectations and may fail to meet expectations in the future. If the Company's current or future strategic partners are not able to successfully resell its products, Descartes' business could be adversely affected. Dissatisfaction or problems with the Company's services or the services of the third parties that resell and/or host the Company's products and services, or delays or interruptions or other problems with service due to mechanical failure, human error, security breaches, power loss and other facility failures, communication outages, prolonged power outages, natural disasters, sabotage, vandalism, or other similar events, could result in a reduction of the Company's business. In addition, failure of any telecommunication provider to deliver consistent data communication capacity could result in interruptions in services. Each of these service providers could experience outages, delays and other difficulties due to system failures unrelated to the Company's products, services and systems. Dissatisfaction with hosting partners, computer equipment or third-party technology providers could adversely affect the Company's relationship with its customers resulting in a loss of future sales of licenses and services to the customers, which could have a material adverse effect on the Company's business.

COMPETITION. Although the Company has experienced limited competition to date from products with comparable capabilities, the market for the Company's products is nevertheless highly competitive and subject to rapid technological change and the Company expects competition to increase in the future. To

--------------------------------------------------------------------------------
The Descartes Systems Group Inc. . Second Quarter ended July 31, 2002         20
maintain and improve its competitive position, the Company must continue to develop and introduce in a timely and cost effective manner new products, product features and network services to keep pace with its competitors. The Company competes or may compete, directly or indirectly, with the following: (i) application software vendors positioned as supply chain execution and other best-of-breed vendors; (ii) internal development efforts by corporate information technology departments; (iii) middleware vendors that provide integration software; (iv) providers of legacy e-commerce technology and services; (v) application software vendors, including enterprise resource planning software vendors and business-tobusiness e-commerce vendors who may expand their current offerings into logistics, some of whom may from time to time jointly market the Company's products as a complement to their own systems; and (vi) other business application software vendors, including supply chain planning software vendors that may broaden their product offerings by internally developing, or by acquiring or partnering with independent developers of, logistics management solutions. To the extent that such vendors develop or acquire systems with functionality comparable or superior to Descartes' products, their significant installed customer base, long-standing customer relationships and ability to offer a broad solution could provide a significant competitive advantage over the Company. The Company also expects to face additional competition as other established and emerging companies enter the market for logistics management solutions and new products and technologies are introduced. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of the Company's prospective customers. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. Increased competition could result in price reductions, fewer customer orders, reduced gross margins and loss of market share. Many of the Company's competitors and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, greater name recognition and a larger installed base of customers than the Company. In order to be successful in the future, the Company must continue to respond promptly and effectively to technological change and competitors' innovations. The Company's competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of their products than the Company. The principal competitive factors affecting the market for the Company's products include vendor and product reputation; expertise and experience in implementing products in the customer's industry sector; product architecture, functionality and features; cost of ownership; ease and speed of implementation; customer support; product quality, price and performance; and product attributes such as flexibility, scalability, compatibility, functionality and ease of use. The Company expects competition to increase and intensify in the future. Any of the foregoing events could have a material adverse effect on the Company's business, results of operations and financial condition.

MANAGEMENT OF GROWTH. Although the Company has undertaken recent restructuring initiatives, the scope of the Company's operating and financial systems and the geographic area of its operations and customers has expanded significantly over a relatively short period, resulting in increased responsibility for both existing and new management personnel. The Company's ability to support the growth of its business will be substantially dependent upon having highly trained internal and third party resources to conduct presales activity, product implementation, training and other customer support services. Accordingly, the Company's future operating results will depend on the ability of its officers and other key employees to continue to implement and improve its operational, customer support and financial control systems, to expand, train and manage its employee base and achieve product scalability. There can be no assurance that the Company will be able to manage recent or any future expansion successfully and any inability to do so could have a material adverse effect on the Company's business, results of operations and financial condition.

RISKS ASSOCIATED WITH FOREIGN SALES AND EXCHANGE RATE FLUCTUATIONS. The Company believes that profitability and continued growth will require expansion of its sales efforts in international markets. Accordingly, the Company expects to continue to devote resources in an effort to increase sales outside North America. The Company's international revenues are subject to risks associated with foreign sales, including unexpected changes in legal and regulatory requirements, export restrictions, changes in tariffs, exchange rates and other trade barriers, political and economic instability, difficulties in accounts receivable collection, difficulties in management of distributors or representatives, difficulties in staffing

--------------------------------------------------------------------------------
The Descartes Systems Group Inc. . Second Quarter ended July 31, 2002         21
and managing foreign operations, difficulties in protecting the Company's intellectual property, seasonality of sales and potentially adverse tax consequences. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business, results of operations and financial condition. In particular, although substantially all of the Company's sales to date have been denominated in US dollars, adverse fluctuations in the value of the US dollar in relation to foreign currencies may affect the Company's sales to foreign customers. Furthermore, a significant portion of the Company's expenses is incurred in Canadian and other currencies. Fluctuations in exchange rates between the US dollar and the Canadian dollar and other currencies may have a material adverse effect on the Company's business, results of operations and financial condition.

FUTURE FINANCING. Although the Company has a significant liquidity position, in the future it may require additional capital through public or private financing, strategic relationships or other arrangements. There can be no assurance that the Company will be able to obtain additional capital, on favorable terms, if at all. If the Company cannot raise capital on acceptable terms, if and when needed, it may not be able to develop or enhance its products and services, expand its business, acquire complementary businesses or technologies, respond to competitive pressures or unanticipated requirements, or take advantage of future opportunities which could have a material adverse effect on the Company's business, results of operations and financial condition. A decline in interest rates and investment yields could also have a negative impact on the Company's return on its significant investments in marketable debt securities.

RISKS ASSOCIATED WITH PROVISION OF SERVICES TO CUSTOMERS. As a critical element of its corporate strategy, the Company intends to provide network-based services to a significant portion of current and future customers. The Company expects that the revenues received from providing these services will increase as a percentage of revenues over time and represent a material portion of revenues. If the Company is unable to successfully provide those services to existing or future customers, customers could choose to discontinue use of those services or opt not to renew contracts related to those services or seek other remedies from the Company, which would result in the Company not realizing the expected future revenues, or which could have a material adverse effect on its business, results of operations or financial condition.

RISK OF PRODUCT DEFECTS; PRODUCT LIABILITY. As a result of their complexity, software products and network-based services may contain undetected errors or failures when first introduced or as new versions are released. There can be no assurance that, despite testing by the Company and testing and use by current and potential customers, errors will not be found in new products and services after commencement of commercial shipments or offering of the services or, if discovered, that the Company will be able to successfully correct such errors in a timely manner if at all. The occurrence of errors and failures in the Company's products and services could result in delay in market acceptance of the Company's products. Alleviating such errors and failures could require significant expenditure of capital and other resources by the Company. The consequences of such errors and failures could have a material adverse effect on the Company's business, results of operations and financial condition. Since the Company's products and services are used by its customers to address complex order management, customer service and distribution requirements, potential problems within or out of the Company's control that may arise from the use of the Company's products and services, including design defects, errors in our processing of electronic transactions, software errors and misuse of the Company's products and services, could result in financial or other damages to the Company's customers. The Company maintains limited errors and omissions, and product liability insurance. Although the Company's agreements with its customers and other parties typically contain provisions designed to limit the Company's exposure to potential claims as well as any liabilities arising from such claims, such provisions may not effectively protect the Company against such claims and the liability and costs associated therewith. Accordingly, any such claim could have a material adverse effect upon the Company's business, results of operations and financial condition.

EXPOSURE TO LIABILITY CLAIMS FOR PRODUCTS AND SERVICES OFFERED THROUGH ELECTRONIC NETWORKS. The law relating to the liability of providers of products and services sold over the Internet for errors, defects or other performance problems with respect to those products and services is currently unsettled. Some of these products and services could contain performance or other problems. Similar performance issues may arise for business-to-business marketplaces and exchanges that use products and services offered through

--------------------------------------------------------------------------------
The Descartes Systems Group Inc. . Second Quarter ended July 31, 2002         22
the Company's network. The Company may not successfully avoid civil or criminal liability for problems related to the products and services sold through its network. Any claims or litigation could require expenditures in terms of management time and other resources to defend the Company. Liability of this sort could require management to implement measures to reduce exposure to this liability, which may require management, among other things, to expend substantial resources or to discontinue certain product or service offerings or to take precautions to ensure that certain products and services are not available through the Company's networks.

RISK OF SYSTEM FAILURE; RELIANCE ON INTERNET INFRASTRUCTURE. The Company, in certain instances, operates as a host provider and performs certain critical functions for its customers. Growth of the Company's customer base may strain the capacity of the Company's computer and telecommunications systems and lead to degradations in performance or system failure. Some of the Company's products rely on the Internet as a platform for communications. The Internet has experienced and is expected to continue to experience significant growth in the number of users and amount of traffic. There can be no assurance that the Internet infrastructure will be able to support the demands placed on it. Interruptions in the Company's operations or the ability of its customers to access its systems as a result of any of the foregoing could have a material adverse effect on the Company's business, results of operations and financial condition.

PRODUCT DEVELOPMENT AND RAPID TECHNOLOGICAL CHANGE. Rapid technological change and frequent new product introductions and enhancements characterize the software and network-based solution industries. Organizations are increasingly requiring greater levels of functionality and more sophisticated product offerings. Accordingly, the Company believes that its future success depends upon its ability to enhance current products and services or develop and introduce new products and services offering enhanced performance and functionality at competitive prices. The inability of the Company, for technological or other reasons, to develop and introduce or enhance products in a timely manner in response to changing market conditions or customer requirements could have a material adverse effect on the Company's business, results of operations and financial condition. The ability of the Company to compete successfully will depend in large measure on its ability to maintain a technically competent research and development staff and to adapt to technological changes and advances in the industry, including providing for the continued compatibility of its software products with evolving computer hardware and software platforms and operating environments. There can be no assurance that the Company will be successful in these efforts.

UNCERTAIN PROTECTION OF INTELLECTUAL PROPERTY RIGHTS. The Company's success depends significantly on its proprietary technology. The Company relies primarily on a combination of patent, copyright, trademark and trade secret laws, license and services agreements, non-disclosure agreements and other contractual provisions to establish, maintain and protect its proprietary rights in its products and technology, all of which afford only limited protection. The source codes and routing algorithms for the Company's products and technology are protected both as trade secrets and as unregistered copyrighted works. The Company currently has one US patent issued for technology used in its dynamic vehicle routing application and has another US patent pending for certain technological processes contained in its e-Frame architecture, which is based on a patent that has been issued to the Company in the Netherlands. There can be no assurances that patents will be issued for this application or for any future applications or that, if issued, any claims allowed will be sufficiently broad to protect the Company's technology. In addition, although the Company is not aware of any such claims or pending claims challenging its intellectual property, there can be no assurances that any patents that have been or may be issued will not be challenged, invalidated or circumvented, or that any rights granted thereunder would provide protection of the Company's proprietary rights. There can be no assurance that other persons have not or will not apply for patent protection for products, which use the same or similar processes as the Company's products. The Company may increasingly be subject to claims of intellectual property infringement as the number of products and competitors in the Company's industry segment grow and the functionality of its products in different industry segments overlaps. Failure of any patents to protect the Company's technology may make it easier for the Company's competitors to offer equivalent or superior technology. The Company has registered or applied for registration of certain trademarks and will continue to evaluate the registration of additional trademarks as appropriate. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or services or to obtain and use information

--------------------------------------------------------------------------------
The Descartes Systems Group Inc. . Second Quarter ended July 31, 2002         23
that the Company regards as proprietary. Third parties may also independently develop similar technology without breach of the Company's proprietary rights. In addition, the laws of some foreign countries do not protect the proprietary rights to the same extent, as do the laws of the United States and Canada. Furthermore, certain of the Company's products may be licensed under so-called "shrink-wrap" or "clickwrap" license agreements that are not signed by licensees and therefore may not be binding under the laws of certain jurisdictions. The Company also utilizes certain software technologies and other technologies, such as geocode data and business intelligence applications, that it licenses from other third parties, generally on a non-exclusive basis, including software that is integrated with internally developed software and used in the Company's products to perform key functions. These third-party licenses generally require the payment of royalties based on sales of the product in which the technology is used. The loss of, inability to maintain or obtain, or the failure of third-party licensors to adequately update these products could result in delays or reductions in shipments of the Company's products until equivalent software can be identified, licensed and integrated, which could adversely affect the Company's business, results of operations and financial condition. In addition, there can be no assurance that third-party software licenses will continue to be available to the Company on commercially reasonable terms, if at all, or that third-party suppliers will enhance these products in a manner which will meet the needs of the Company. Although the Company does not believe that it is infringing on the intellectual property rights of others, claims of infringement are becoming increasingly common as the software industry develops and legal protections, including patents, are applied to software products. Litigation may be necessary to protect the Company's proprietary technology, and third parties may assert infringement claims against the Company with respect to their proprietary rights. Any claims or litigation can be time-consuming and expensive regardless of their merit. Infringement claims against the Company could cause product release delays, require the Company to redesign its products or require the Company to enter into royalty or license agreements, which agreements may not be available on terms acceptable to the Company or at all. The inability of the Company to adequately protect its proprietary rights could have a material adverse effect on the Company's business, results of operations and financial condition.

ATTRACTION AND RETENTION OF KEY PERSONNEL. The Company's performance is substantially dependent on the performance of its key technical and senior management personnel. The loss of the services of any of such personnel could have a material adverse effect on the business, results of operations and financial condition of the Company. The Company does not maintain key person life insurance policies on any of its employees. The Company's success is highly dependent on its continuing ability to identify, hire, train, motivate, promote and retain highly qualified management, technical, and sales and marketing personnel, including recently hired officers and other employees. Competition for such personnel is always strong and there can be no assurance that the Company will be able to attract, assimilate or retain highly qualified personnel in the future. The inability to attract and retain the necessary management, technical, and sales and marketing personnel could have a material adverse effect on the Company's business, results of operations and financial condition.





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The Descartes Systems Group Inc. . Second Quarter ended July 31, 2002         24

THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED BALANCE SHEETS
(US dollars in thousands; US GAAP; unaudited)

--------------------------------------------------------------------------------------------
                                                              July 31,        January 31,
                                                                  2002               2002
--------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents (Note 3)                              106,809             36,101
  Marketable debt securities (Note 3)                              34,878             82,485
  Accounts receivable
    Trade (Note 4)                                                 13,450             18,434
    Other                                                           4,643              7,540
  Prepaid expenses and other                                        3,150              4,220
--------------------------------------------------------------------------------------------
                                                                  162,930            148,780
--------------------------------------------------------------------------------------------
MARKETABLE DEBT SECURITIES (Note 3)                                45,331             82,444
CAPITAL ASSETS                                                     10,120             10,261
LONG-TERM INVESTMENTS (Note 5)                                      3,250              3,250
GOODWILL (Note 10)                                                103,927            103,456
INTANGIBLE ASSETS (Note 10)                                        33,002             37,967
DEFERRED CHARGES                                                    1,977              2,364
--------------------------------------------------------------------------------------------
                                                                  360,537            388,522
============================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable                                                  3,750              3,376
  Accrued liabilities                                              11,774             10,428
  Deferred revenue                                                  4,461              5,616
--------------------------------------------------------------------------------------------
                                                                   19,985             19,420
CONVERTIBLE DEBENTURES (Notes 6 and 11)                            72,000             73,500
--------------------------------------------------------------------------------------------
                                                                   91,985             92,920
--------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
  Common shares
    Issued - 52,241,265 (January 31, 2002 - 52,229,333)           468,651            468,445
  Additional paid-in capital                                        5,201              5,201
  Unearned deferred compensation                                   (1,004)            (1,157)
  Accumulated other comprehensive loss                             (1,019)              (200)
  Accumulated deficit (Note 2)                                   (203,277)          (176,687)
--------------------------------------------------------------------------------------------
                                                                  268,552            295,602
--------------------------------------------------------------------------------------------
                                                                  360,537            388,522
============================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

--------------------------------------------------------------------------------
The Descartes Systems Group Inc. . Second Quarter ended July 31, 2002         25

THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(US dollars in thousands, except per share amounts; US GAAP; unaudited)

--------------------------------------------------------------------------------------------------------------
                                                                  Three Months Ended          Six Months Ended
                                                                            July 31,                  July 31,
                                                                   2002         2001         2002         2001
--------------------------------------------------------------------------------------------------------------
REVENUES
  License and network                                            15,376       16,730       29,812       37,247
  Service and maintenance                                         2,652        3,032        5,040        5,908
--------------------------------------------------------------------------------------------------------------
                                                                 18,028       19,762       34,852       43,155
--------------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES
  Cost of license and network                                     4,956        4,017        9,809        7,981
  Cost of service and maintenance                                 2,981        2,791        6,007        5,451
  Sales and marketing                                            10,497       10,541       17,111       17,196
  Research and development                                        3,977        7,163        9,801       12,297
  General and administrative                                      4,837        3,475        6,739        5,800
  Amortization of goodwill (Note 10)                               --          6,161         --         11,803
  Amortization of intangibles (Note 10)                           2,480        1,937        4,960        3,155
  Write-down of long-term investments (Note 5)                     --           --           --          9,783
  Purchased in-process research and development                    --          4,500         --          4,500
  Restructuring cost (Note 9)                                     7,759         --          7,247         --
--------------------------------------------------------------------------------------------------------------
                                                                 37,487       40,585       61,674       77,966
--------------------------------------------------------------------------------------------------------------
LOSS FROM OPERATIONS                                            (19,459)     (20,823)     (26,822)     (34,811)
--------------------------------------------------------------------------------------------------------------
OTHER INCOME (EXPENSE)
  Interest expense                                               (1,125)      (1,245)      (2,311)      (2,463)
  Investment income                                               2,160        2,537        3,746        5,550
--------------------------------------------------------------------------------------------------------------
                                                                  1,035        1,292        1,435        3,087
--------------------------------------------------------------------------------------------------------------
LOSS BEFORE INCOME TAXES AND EXTRAORDINARY
  ITEM                                                          (18,424)     (19,531)     (25,387)     (31,724)
INCOME TAXES - CURRENT                                              (63)         (32)         433         (158)
--------------------------------------------------------------------------------------------------------------
LOSS BEFORE EXTRAORDINARY ITEM                                  (18,487)     (19,563)     (24,954)     (31,882)
EXTRAORDINARY ITEM
  Gain on purchase of convertible debentures (net of income
    taxes of nil)                                                  --           --            385         --
--------------------------------------------------------------------------------------------------------------
LOSS                                                            (18,487)     (19,563)     (24,569)     (31,882)
==============================================================================================================
LOSS PER SHARE BEFORE EXTRAORDINARY ITEM
  Basic and diluted (Note 6)                                      (0.35)       (0.39)       (0.48)       (0.64)
==============================================================================================================
LOSS PER SHARE AFTER EXTRAORDINARY ITEM
  Basic and diluted (Note 6)                                      (0.35)       (0.39)       (0.47)       (0.64)
==============================================================================================================
WEIGHTED AVERAGE SHARES OUTSTANDING
  Basic and diluted (thousands)                                  52,241       50,231       52,239       49,534
==============================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

--------------------------------------------------------------------------------
The Descartes Systems Group Inc. . Second Quarter ended July 31, 2002         26

THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US dollars in thousands; US GAAP; unaudited)

----------------------------------------------------------------------------------------------------------
                                                          Three Months Ended            Six Months Ended
                                                                    July 31,                    July 31,
                                                          2002          2001          2002          2001
----------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Loss                                                     (18,487)      (19,563)      (24,569)      (31,882)
Adjustments to reconcile loss to cash provided by
  (used in) operating activities:
  Bad debt charge                                          2,907         3,500         2,907         3,500
  Depreciation                                               561           776         1,593         1,532
  Amortization                                             2,480         8,098         4,960        14,958
  Write-down of long-term investments                       --            --            --           9,783
  Purchased in-process research and development             --           4,500          --           4,500
  Restructuring cost                                       4,988          --           4,476          --
  Amortization of convertible debenture costs                170           184           387           367
  Amortization of deferred compensation                       77           780           153           929
  Gain on purchase of convertible debentures                --            --            (385)         --
Changes in operating assets and liabilities:
  Accounts receivable
    Trade                                                  1,715           724         1,047        (1,499)
    Other                                                  2,984         1,014         2,356           (68)
  Prepaid expenses and other                                 707             3           721        (1,156)
  Accounts payable                                         1,091        (3,182)          (18)         (175)
  Accrued liabilities                                        748        (1,604)       (1,866)       (3,625)
  Deferred revenue                                          (525)         (854)         (837)       (2,870)
----------------------------------------------------------------------------------------------------------
                                                            (584)       (5,624)       (9,075)       (5,706)
----------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
  Short-term marketable debt securities, net change       38,681         2,285        47,607       138,908
  Long-term marketable debt securities, net change        14,904      (127,863)       37,113      (127,863)
  Additions to capital assets                             (1,386)         (447)       (2,231)       (2,627)
  Long-term investments                                     --            --            --          (1,833)
  Acquisition of subsidiaries, net of cash acquired         (569)       (8,236)         (569)       (8,311)
----------------------------------------------------------------------------------------------------------
                                                          51,630      (134,261)       81,920        (1,726)
----------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  Purchase of convertible debentures                        --            --          (1,069)         --
  Issuance of common shares for cash                        --           2,110           207         2,216
----------------------------------------------------------------------------------------------------------
                                                            --           2,110          (862)        2,216
----------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents          51,046      (137,775)       71,983        (5,216)
Cash and cash equivalents at beginning of period          55,763       195,497        34,826        62,938
----------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period               106,809        57,722       106,809        57,722
==========================================================================================================
Supplemental disclosure of cash flow information:
  Cash paid during the period for interest                 1,980         2,092         1,997         2,096
  Cash paid during the period for income taxes                 2            32             6            32
==========================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

--------------------------------------------------------------------------------
The Descartes Systems Group Inc. . Second Quarter ended July 31, 2002         27

THE DESCARTES SYSTEMS GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in thousands of US dollars; US GAAP; unaudited)

1. DESCRIPTION OF THE BUSINESS
   The Descartes Systems Group Inc. (the "Company") operates in one business segment providing logistics management technology to manufacturers, distributors, retailers, and logistics service providers. Descartes' solutions include network services as well as some integrated software applications. Connectivity and visibility solutions link the Descartes applications suites together offering trading partner connectivity, access to information and inventory flow, ways of improving customer service, overcoming inter-enterprise management challenges and more. The Company also offers consulting, training, support and hosting services to the users of its logistics management solutions.

2. BASIS OF PRESENTATION
   The accompanying unaudited consolidated financial statements have been prepared in accordance with the generally accepted accounting principles in the United States of America and the rules and regulations of the United States Securities and Exchange Commission (the "SEC") for the preparation of interim financial information. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for annual financial statements.

   In the opinion of management, all normal recurring adjustments considered necessary for fair presentation of the Company's financial position, results of operations and cash flows have been included. Operating results for the interim period presented are not necessarily indicative of the results to be expected for any subsequent quarter or for the full fiscal year ending January 31, 2003.

   The accounting policies used in preparing these interim financial statements are consistent with those used in preparing the annual financial statements, except as described in Note 10. These statements should be read in conjunction with the Company's audited consolidated financial statements prepared for the fiscal year ended January 31, 2002.

   Effective February 1, 2002, the Company made the year-end of certain of its subsidiaries, which had a December year-end, coterminous with that of the parent. Accordingly, the results of such subsidiaries for the month ended January 31, 2002, which amounted to a loss of $2.0 million (revenues of $0.9 million net of expenses of $2.9 million), were recorded as an adjustment to the opening accumulated deficit. The consolidated balance sheet as at July 31, 2002 reflects the balance sheets of such subsidiaries as at July 31, 2002. The consolidated results of operations and cash flows for the fiscal quarter ended July 31, 2002 and for the six months ended July 31, 2002, reflect the results of operations and the cash flows of such subsidiaries for the three months and six months ended July 31, 2002, respectively. For the purposes of the consolidated cash flow statement, the opening cash and cash equivalents reflect the cash and cash equivalents of such subsidiaries as at February 1, 2002.

3. CASH, CASH EQUIVALENTS AND MARKETABLE DEBT SECURITIES
   Cash and cash equivalents include short-term deposits and marketable debt securities with original maturities of three months or less from the balance sheet date. Marketable debt securities represent cash invested in highly liquid investment-grade corporate bonds and commercial paper which are carried at amortized cost and are intended to be held to maturity. Marketable debt securities with original maturities in excess of 12 months from the balance sheet date are classified as long-term.

4. TRADE RECEIVABLES
   Trade receivables are net of an allowance for doubtful accounts of $5.8 million (January 31, 2002 - $3.2 million).

--------------------------------------------------------------------------------
The Descartes Systems Group Inc. . Second Quarter ended July 31, 2002         28

5. LONG-TERM INVESTMENTS
   During the quarter ended April 30, 2001, management conducted a review of the carrying value of the long-term investments acquired in fiscal 2001. As a result, management recorded a provision of $9.8 million against the carrying values of certain of these long-term investments for impairments considered to be other than temporary. The impairment resulted from the general market conditions for the technology industry and delays in achieving pre-established product development and revenue growth targets by certain of these investees.

6. LOSS PER SHARE
   Basic and diluted loss per share amounts were calculated by dividing the loss by the weighted average number of common shares outstanding during the period. As a result of losses applicable to common shares, the options granted under the Company's stock option plan and the conversion privileges on the convertible debentures were excluded in the diluted loss per share calculation as their inclusion would have been antidilutive.

   As at July 31, 2002, the Company had 3,933,716 stock options granted and outstanding under the Company's Stock Option Plan. In addition, there were 534,480 stock options outstanding in connection with the option plans assumed or adopted pursuant to various acquisitions completed in the two fiscal years ended January 31, 2002.

   As at July 31, 2002, the Company had a $72 million aggregate principal amount of 5.50% convertible unsecured subordinated debentures issued and outstanding. These debentures mature on June 30, 2005 and are convertible at the option of the holders into common shares at any time prior to June 30, 2003 at a price of $35 per share. The debentures are not redeemable prior to June 30, 2003. Subsequent to June 30, 2003, the debentures may be redeemed at the option of the Company, provided that the average closing price of the common shares on the Nasdaq National Market during the 20 consecutive trading days ending five trading days preceding the date on which notice of redemption is given is not less than 125% of the conversion price. The Company may elect to satisfy the obligation to pay all or part of the aggregate principal amount of the debentures on redemption by delivery of that number of common shares obtained by dividing the principal amount of the debentures by 95% of the average closing price of the common shares on the Nasdaq National Market for the period of 20 consecutive trading days ending five trading days before the redemption date.

7. COMPREHENSIVE LOSS
   The components of comprehensive loss are shown in the table below:

                                Three Months Ended         Six Months Ended
                                ------------------         ----------------
                               July 31,     July 31,     July 31,     July 31,
                                 2002         2001         2002         2001
                                 ----         ----         ----         ----
Loss                           (18,487)     (19,563)     (24,569)     (31,882)
-----------------------------------------------------------------------------
Foreign Currency
Translation Adjustment             732       (1,579)        (819)        (965)
-----------------------------------------------------------------------------
Comprehensive Loss             (17,755)     (21,142)     (25,388)     (32,847)
-----------------------------------------------------------------------------


--------------------------------------------------------------------------------
The Descartes Systems Group Inc. . Second Quarter ended July 31, 2002         29

8. SEGMENTED INFORMATION
   The Company operates in one business segment providing logistics solutions, including integrated software applications and network services. The following provides the Company's segmented information regarding geographic areas of operations:

   --------------------------------------------------------------------------
                                Three Months Ended         Six Months Ended
                                ------------------         ----------------
                               July 31,     July 31,     July 31,     July 31,
   Revenues                      2002         2001         2002         2001
                                 ----         ----         ----         ----
   Americas                     11,531       12,643       22,542       30,387
   Europe                        5,481        6,061       10,742        9,182
   Asia and Australia            1,016        1,058        1,568        3,586
   --------------------------------------------------------------------------
                                18,028       19,762       34,852       43,155
   --------------------------------------------------------------------------

   Revenues are attributed to individual regions based on location of customers' operations.
   --------------------------------------------------------------------------
   Long-Lived Assets              July 31, 2002            January 31, 2002
   --------------------------------------------------------------------------
   Americas                           140,087                  144,991
   Europe                               6,629                    6,381
   Asia and Australia                     333                      312
   --------------------------------------------------------------------------
                                      147,049                  151,684
   --------------------------------------------------------------------------

   Long-lived assets represent capital assets, goodwill and intangible assets that are attributed to individual geographic segments.

9. RESTRUCTURING COST
   On August 2, 2001, due to the deterioration of global economic conditions, the Company announced its intention to implement a restructuring plan to lower the overall operating cost structure. The restructuring plan included a worldwide workforce reduction and the consolidation of excess office facilities.

   The workforce reduction program involved the reduction of 70 positions, or 10% of the Company's workforce, across all business functions and geographic locations. The Company recorded a workforce reduction charge of $2.1 million related to severance and other payroll benefits of which $2.0 million has been paid as of July 31, 2002.

   The Company also recorded a restructuring charge of $1.9 million relating to the consolidation of excess office facilities and equipment. The closure or consolidation of office facilities comprised lease termination and non-cancellable lease costs as well as the write-off of redundant assets.

   The Company expects to complete its August 2001 restructuring plan during fiscal 2003. The activities of the restructuring plan are summarized as follows:

August 2, 2001    Initial       Subsequent   Total  Cumulative Drawdowns     Remaining
 Announcement   Restructuring   Cumulative          --------------------   Provision as
                 Provision         Net                Cash   Non-Cash        at July 31,
                                Revisions                                       2002
----------------------------------------------------------------------------------------
Workforce
Reduction           2,058          43        2,101   (2,021)     -              80
                  -------------------------------------------------------------------
Consolidation of
Excess Facilities
and Equipment       1,926          35        1,961   (1,521)   (59)            381
                  -------------------------------------------------------------------
                    3,984          78        4,062   (3,542)   (59)            461
                  -------------------------------------------------------------------

   The cumulative net revisions to the August 2001 restructuring provision include estimates for additional costs of $0.5 million to be incurred for the completion of the closure of excess facilities identified under the August 2001 restructuring plan. These additional costs, which were recorded in the

--------------------------------------------------------------------------------
The Descartes Systems Group Inc. . Second Quarter ended July 31, 2002         30
   quarter ended July 31, 2002, are essentially offset by a $0.5 million reversal of the provision recorded in the quarter ended April 30, 2002 due to a favorable settlement reached with respect to the early termination of a certain redundant office facility in the United States. The consolidation of the remaining excess office facilities, as identified in the August 2001 restructuring plan, will continue in fiscal 2003 and could result in additional charges or reversals.

   On June 19, 2002, the Company announced that it had commenced further restructuring plans in order to align its cost structure with its network revenue model and to streamline its corporate operations. The plans included the centralization of certain support functions such as finance, customer care, research and development, and network services primarily in Waterloo, Ontario. The plans also include the consolidation of the Company's network infrastructure and data centre facilities in Ontario and Georgia. These restructuring plans have resulted in a reduction of workforce by approximately 120 employees, or 20% of the total workforce, across all geographic areas within which the Company operates. The reductions were concentrated within the finance, customer care, research and development, and network services functional areas. In conjunction with the above noted centralization plans and workforce reduction, the Company has also identified leased facilities, which are excess to the Company's ongoing space requirements. The termination cost of these leased facilities along with the redundant leasehold improvements, furniture and fixture, and computer equipment are reflected in the restructuring provision. Furthermore, the restructuring provision reflects the cost of consolidation of data centre facilities. The Company has also commenced the development of an exit plan related to the process of consolidation of its network infrastructure, which has inherent capacity redundancies resulting from the acquisitions completed by the Company in the past three years. Restructuring charges and reserves for the network infrastructure costs will be recorded during the period in which the associated exit plan is approved.

   The following provides the components of the restructuring provision recorded in the second quarter ended July 31, 2002 and the related cash and non-cash amounts, which were drawn down during the quarter:

-----------------------------------------------------------------------------------------
   June 19, 2002                  Initial     Drawdowns During the Quarter    Remaining
   Announcement                Restructuring      Ended July 31, 2002      Provision as at
                                 Provision    ----------------------------  July 31, 2002
                                                 Cash         Non-Cash
-----------------------------------------------------------------------------------------
Workforce Reduction               2,381          (655)          (90)           1,636
                                 -----------------------------------------------------
Office Closure Costs              3,399        (1,417)         (182)           1,800
                                 -----------------------------------------------------
Redundant Assets                    839          -             (839)            -
                                 -----------------------------------------------------
Data Centre
Consolidations                      550          (260)         -                 290
                                 -----------------------------------------------------
                                  7,169        (2,332)       (1,111)           3,726
                                 -----------------------------------------------------

   The provision shown above does not include certain office closure costs, which will be recorded as restructuring charges as and when incurred.

10. ACCOUNTING PRONOUNCEMENTS
   In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies the criteria by which intangible assets acquired in a business combination be recognized and reported separately from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives, and be reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

--------------------------------------------------------------------------------
The Descartes Systems Group Inc. . Second Quarter ended July 31, 2002         31

   As required, the Company adopted the provisions of SFAS No. 141 effective July 1, 2001 and adopted the requirements of SFAS No. 142 effective February 1, 2002. Furthermore, any goodwill or other intangible asset determined to have an indefinite useful life that was acquired in a business combination completed after June 30, 2001 was not amortized, but was evaluated for impairment in accordance with previously existing accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 continued to be amortized in fiscal year 2002.

   Effective February 1, 2002, the Company ceased amortization of all goodwill acquired on business combinations. Furthermore, under SFAS No. 141, the Company reclassified to goodwill the carrying value of its previously identified assembled workforce assets. As a result of this reclassification, the recorded goodwill as at February 1, 2002 increased by $3.9 million. The following table presents the impact of the SFAS 142 requirements on loss and basic and diluted loss per common share as if the standard had been in effect beginning February 1, 2001:

   --------------------------------------------------------------------------
                                   Three Months Ended      Six Months Ended
                                   ------------------      ----------------
                                  July 31,    July 31,    July 31,    July 31,
                                    2002        2001        2002        2001
                                    ----        ----        ----        ----
   Loss as Reported               (18,487)    (19,563)    (24,569)    (31,882)
   --------------------------------------------------------------------------
   Goodwill Amortization
   Adjustment                        -          6,161        -         11,803
   --------------------------------------------------------------------------
   Adjusted Loss                  (18,487)    (13,402)    (24,569)    (20,079)
   --------------------------------------------------------------------------
   Loss Per Share as Reported
     Basic and Diluted              (0.35)      (0.39)      (0.47)      (0.64)
   --------------------------------------------------------------------------
   Adjusted Loss Per Share
     Basic and Diluted              (0.35)      (0.27)      (0.47)      (0.41)
   --------------------------------------------------------------------------

   In adopting SFAS 142, the Company conducted the required transitional impairment test, using a valuation approach based on market capitalization, as of February 1, 2002, and concluded that no impairment of the goodwill has occurred. The Company also reviewed the other intangible assets acquired, concluding that no change need be made to the previously estimated useful lives of those items. These reviews were conducted by an independent consulting firm. Furthermore, the Company has designated February 1 as the date for its annual impairment test and as such no impairment was required to be recorded on February 1, 2002. Should the fair value of the Company's net assets, determined by the Company's market capitalization, be less than the carrying value of its net assets, the Company may have to recognize a goodwill impairment loss at future annual impairment test dates.

   In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144") which supersedes SFAS No. 121. SFAS 144 also supersedes certain aspects of the Accounting Principles Board Opinion No. 30 ("APB 30"), "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," as related to the reporting of the effects of a disposal of a segment of a business. The adoption of the SFAS 144, which was effective for the Company's fiscal years beginning February 1, 2002, has not had a material impact on the Company's results of operations or its financial condition.

   In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 updates, clarifies and simplifies existing accounting pronouncements including rescinding SFAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002, with early adoption of the provisions related to the rescission of SFAS No. 4 encouraged. The Company has treated the gains on the purchase of convertible debentures for cancellation as extraordinary items in the quarters ended January 31, 2002 and April 30, 2002, respectively. The classification of gains or losses realized on any future redemption of convertible debentures will be assessed under the requirements of SFAS No. 145.

--------------------------------------------------------------------------------
The Descartes Systems Group Inc. . Second Quarter ended July 31, 2002         32

   In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and supercedes Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This Statement requires that a liability for a cost associated with an exit or disposal activity shall be recognized and measured initially at its fair value in the period in which the liability is incurred, except for a liability for one-time termination benefits that is incurred over time. In the unusual circumstance in which fair value cannot be reasonably estimated, the liability shall be recognized initially in the period in which fair value can be reasonably estimated. These costs include, but are not limited to, the following:
   a. Termination benefits provided to current employees that are involuntarily terminated under the terms of a benefit arrangement that, in substance, is not an ongoing benefit arrangement or an individual deferred compensation contract
   b.  Costs to terminate a contract that is not a capital lease
   c.  Costs to consolidate facilities or relocate employees.
   The provisions of this Statement are effective for exit or disposal activities initiated after December 31, 2002. The provisions of Issue 94-3 shall continue to apply for an exit activity initiated under an exit plan that met the criteria of Issue 94-3 prior to this Statement's initial application. The Company's restructuring reserves and costs as outlined in
   Note 9 have been determined under the provisions of EITF Issue 94-3.

11. SUBSEQUENT EVENT
   On August 1, 2002, the Company announced that it is offering to purchase for cancellation up to $51,428,571 aggregate principal amount of its 5.50% Convertible Unsecured Subordinated Debentures due June 30, 2005. The Company will pay a cash price of $700 for each $1,000 principal amount of Debentures, plus accrued and unpaid interest. The offer was made by way of an issuer bid, which would be open for acceptance until September 6, 2002, unless extended or withdrawn. On September 7, 2002, the Company announced that pursuant to the offer, it will acquire a nominal principal amount of the debentures and it does not intend to extend the offer.









--------------------------------------------------------------------------------
The Descartes Systems Group Inc. . Second Quarter ended July 31, 2002         33